Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
U.S. Well Services, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-248086, No. 333-234583, No. 333-230471, and No. 333-228664) on Form S-3 and (No. 333-230276) on Form S-8 of U.S. Well Services, Inc. of our report dated March 11, 2021, except for the effects of the restatement disclosed in Note 2, which is as of May 17, 2021, with respect to the consolidated balance sheets of U.S. Well Services, Inc. and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K/A of U.S. Well Services, Inc.

Our report refers to a restatement of the 2020 and 2019 consolidated financial statements.

/s/ KPMG LLP

Houston, Texas

May 17, 2021